Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 9
(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 9 (this "Prospectus Supplement") supplements the prospectus dated July 16, 2026 (the "Prospectus") relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the "Company," "we," "us," or "our") by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement. The shares covered by the Prospectus do not include the shares issued in the Envy Pompano Beach acquisition.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company's Current Report on Form 8-K/A filed on October 7, 2026 (date of earliest event reported: September 21, 2026), Amendment No. 1 to the Current Report on Form 8-K filed on September 29, 2026. The amendment restates the escrow and required-redemption disclosure for the Envy Pompano Beach acquisition and replaces Exhibit 99.3 with updated unaudited pro forma condensed combined financial information. The text of the Form 8-K/A, including Exhibit 99.3, is set forth below.

The restated escrow disclosure and the updated Exhibit 99.3 supersede the corresponding disclosure and pro forma financial information included through Prospectus Supplement No. 8. Under the restated disclosure, the Company is required to pay the sellers $3.0 million in cash on each redemption date and, concurrently, cancel 1,000,000 escrowed shares. A sale of escrowed shares, or a borrowing against those shares, may be used only by mutual agreement and is not the default. The updated pro forma information classifies the 7,000,000 escrowed shares as a mandatorily redeemable obligation and presents that obligation as a current liability of $20.043 million. Those shares were legally issued and remain outstanding until cancelled. They are not classified in stockholders' equity and are excluded from weighted-average shares. This update does not change the $90.0 million contractual purchase price, the legal issuance of 14,263,025 shares, or the Company's cash obligations under the transaction agreements. The pro forma accounting remains preliminary and subject to auditor review.

Plan of Distribution; Offering Price

As previously disclosed in Prospectus Supplement Nos. 5, 6, 7 and 8, the Company's common stock commenced trading on the Nasdaq Capital Market under the symbol "SWRD" at the market open on September 10, 2026, and quotation on the OTCID Market ceased at the close of trading on September 9, 2026. Accordingly, the $3.00 fixed-price limitation described in the Prospectus no longer applies.

The selling stockholders may sell the shares covered by the Prospectus from time to time on the Nasdaq Capital Market or otherwise at prevailing market prices at the time of sale, at prices related to prevailing market prices, or at negotiated prices, in the manner described under "Plan of Distribution" in the Prospectus. Any sales under the Prospectus that occurred while the common stock was quoted on the OTCID Market remained subject to the $3.00 fixed price.

We will not receive any proceeds from sales of shares by the selling stockholders. We may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock trades on the Nasdaq Capital Market under the symbol “SWRD.” An active, liquid trading market may not develop or be sustained.

This Prospectus Supplement should be read in conjunction with the Prospectus and Prospectus Supplement Nos. 1 through 8, which are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus and prior supplements, except to the extent the information herein updates or supersedes that information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is October 7, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

FORM 8-K/A

Amendment No.1

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2026

Stewards, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-43473	88-0436017
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 1.516.419-5300

Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SWRD	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      [ ]

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EXPLANATORY NOTE

On September 29, 2026, Stewards, Inc. (the "Company") filed a Current Report on Form 8-K (the "Original Report") reporting the completion of the acquisition of Envy Pompano Beach on September 23, 2026. This Amendment No. 1 on Form 8-K/A (this "Amendment") amends Item 1.01 and Item 9.01(b) of the Original Report and replaces Exhibit 99.3 with updated unaudited pro forma condensed combined financial information.

The restated escrow paragraph below supersedes the corresponding paragraph in Item 1.01 of the Original Report. Item 2.01 incorporates that disclosure by reference. No other disclosure in the Original Report is amended.

Following further analysis of the mandatory redemption provisions applicable to the 7,000,000 shares placed in escrow at closing, the Company revised its preliminary accounting presentation. The updated pro forma information treats those shares as mandatorily redeemable financial instruments under ASC 480. The shares were legally issued at closing and remain issued and outstanding until cancelled. They are not classified in stockholders’ equity and are excluded from weighted-average shares outstanding. The required-redemption obligation is presented as a current liability under ASC 480 at a preliminary estimated acquisition-date fair value of $20.043 million. That estimate represents the present value of the seven contractual $3.0 million payments, totaling $21.0 million, discounted at a preliminary 18.0% annual effective rate. That rate and the resulting measurement remain subject to completion of the valuation specialist’s analysis and auditor review. The remaining 7,263,025 rollover shares delivered directly to the sellers are recognized in equity at the $2.42 acquisition-date closing price, or approximately $17.577 million. The resulting preliminary accounting consideration remains approximately $84.830 million. The preliminary recorded real estate and intangible basis is approximately $86.682 million, including approximately $0.374 million of capitalized direct acquisition costs, approximately $1.471 million of existing-lender charges borne by the Purchaser and approximately $0.007 million of net working-capital re-cut. Because the pro forma statements of operations give effect to the acquisition as if it occurred on January 1, 2025, the full $0.957 million discount accretion is included in FY2025 interest expense. Under the actual closing schedule, accretion is expected from October 5, 2026 through April 5, 2027. This accounting revision does not change the $90.0 million contractual purchase price, the legal issuance of 14,263,025 shares or the Company’s cash obligations under the transaction agreements. The updated Exhibit 99.3 also reflects the removal of duplicate H1 2026 in-place lease amortization, re-footed operating subtotals, revised working-capital liabilities and the resulting balance-sheet changes. The updated pro forma presents preliminary net loss of approximately $29.429 million, or $0.21 per share, for FY2025 and approximately $14.933 million, or $0.08 per share, for the six months ended June 30, 2026. The updated balance sheet presents a cash adjustment of approximately $(0.923) million, fixed assets of approximately $85.235 million, intangible assets of approximately $1.447 million, a total-liability adjustment of approximately $70.429 million and combined total liabilities of approximately $206.479 million.

Except as specifically amended by this Amendment, the Original Report remains unchanged. This Amendment should be read together with the Original Report. Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Original Report.

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Item 1.01 Entry into a Material Definitive Agreement

The paragraph under “Purchase Consideration and Escrowed Shares” in Item 1.01 of the Original Report describing the escrow and required redemption is amended and restated in full as follows:

In connection with the closing, the Company, Envy Development PB, LLC, The Myelin Group, LLC and ClearTrust, LLC entered into an Escrow Agreement effective as of September 23, 2026. Under the Escrow Agreement, 7,000,000 of the issued shares, having an agreed contractual value of $21.0 million, were deposited with ClearTrust, LLC as escrow agent. Those shares were legally issued at closing and remain issued and outstanding until cancelled. Beginning October 5, 2026, and generally on the fifth day of each month thereafter through April 5, 2027, the Company is required to pay the sellers $3.0 million in cash and, concurrently with each payment, cancel 1,000,000 escrowed shares. Shares cancelled under that provision are retired and do not remain outstanding. A sale of escrowed shares, or a borrowing against those shares, may be used to fund a required redemption only by mutual agreement. It is not the default. The parties are to pursue registered sales, privately negotiated sales and borrowings as potential sources of liquidity, but neither party can impose a liquidity measure on the other. Shares actually sold under an agreed liquidity measure remain outstanding and are not cancelled, and the Company’s obligation for that redemption is then limited to any shortfall below $3.0 million. If no liquidity measure is agreed, the Company remains obligated to pay the full $3.0 million and to cancel the related 1,000,000 shares. The escrowed shares are subject to a stop-transfer and may be transferred or released only on joint instructions. The Company is obligated to pay daily liquidated damages for late redemption payments, initially at $1,000 per day for each outstanding redemption and increasing to $2,000 per day after the first calendar month.

Except for the paragraph restated above, Item 1.01 of the Original Report is unchanged and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(b) Pro Forma Financial Information

The updated unaudited pro forma condensed combined financial information giving effect to the Envy acquisition is filed as Exhibit 99.3 to this Amendment and incorporated herein by reference. Exhibit 99.3 filed with this Amendment replaces Exhibit 99.3 filed with the Original Report. Exhibits 99.1 and 99.2 to the Original Report are unchanged.

(d) Exhibits

Exhibit No.	Description
99.3	Updated unaudited pro forma condensed combined financial information of Stewards, Inc. giving effect to the Envy acquisition.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stewards, Inc.

/s/ Katuischia Murless

Katuischia Murless
Chief Financial Officer

Date October 7, 2026

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